July 3, 2006


 VIA EDGAR AND FACSIMILE
 -----------------------

 Mr. Jim B. Rosenberg
 Senior Assistant Chief Accountant
 Division of Corporation Finance
 U.S. Securities and Exchange Commission
 Washington, D.C.  20549


 RE:  Hallmark Financial Services, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 23, 2006
      File No. 001-11252


 Dear Mr. Rosenberg:

      On behalf of Hallmark Financial Services, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated June 20, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

                          *     *     *     *     *

 Form 10-K for the Fiscal Year Ended December 31, 2005

 Management's Discussion and Analysis of Financial Condition and Results of
 --------------------------------------------------------------------------
 Operations
 ----------

 Critical Accounting Estimates and Judgments
 -------------------------------------------

 Reserves for Unpaid Losses and Loss Adjustment Expense
 ------------------------------------------------------

 1. Please provide us, in disclosure-type format the specific actuarial techniques and assumptions you use when estimating the liability for losses and LAE.

        RESPONSE:
        --------
        The reserves for unpaid losses and LAE are estimated by management using individual case-basis valuations and statistical analyses.
        An actuarial range of ultimate unpaid loss and LAE is developed independent of management's best estimate and is only used to check the reasonableness of that estimate. There is no exclusive method for determining this range, and judgment enters into the process.

        The primary actuarial technique utilized is a loss development analysis in which ultimate losses are projected based upon
        historical development patterns.   The primary assumption underlying
        this loss development analysis is that the historical development patterns will be a reasonable predictor of the future development of losses for accident years which are less mature.

        An alternate actuarial technique known as the Bornhuetter-Ferguson method combines an analysis of loss development patterns with an initial estimate of expected losses or loss ratios. This approach is most useful for recent accident years. In addition to assuming the stability of loss development patterns, this technique is heavily dependent on the accuracy of the initial estimate of expected losses or loss ratios. Consequently, the Bornhuetter-Ferguson method is primarily used to confirm the results derived from the loss development analysis.

        We will expand our critical accounting estimate and judgment disclosures in future filings to better explain our actuarial techniques and assumptions.

 2. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. We believe that beneficial disclosure should explain the lines of business and policy years in which the changes took place and the actual factors or events that caused the changes. Please provide us the following in disclosure-type format to explain the reasons for your change in estimates:

   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

        RESPONSE:
        --------
        The decreases in reserves for losses and LAE for claims occurring in prior years which were recorded in 2005 and 2004 represent normal changes in our loss reserve estimates primarily attributable to favorable loss development in our personal lines auto segment for accident years 2002 through 2004. At the time these loss reserves were initially established, new management was in the process of implementing operational changes designed to improve operating results. These operational changes included the cancellation of unprofitable agents, shift in marketing focus to direct bill policies, increases in policy rates and using our own personnel and processes to settle claims on policies issued by our recently acquired Phoenix Indemnity Insurance Company subsidiary rather than using an outside claims adjustment vendor. However, the effectiveness of these operational changes could not be accurately predicted at that time.

        As additional data emerged, it became increasingly clear that the actual results from these operational enhancements were developing more favorably than originally projected. Therefore, the loss reserve estimates for these prior years were decreased to reflect this favorable loss development when the available information indicated a reasonable likelihood that the ultimate losses would be less than the previous estimates.

 3. We note that you assume a large amount of business from third parties which would require you to set your claim reserves for assumed reinsurance operations based upon information received from cedants. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please provide us, in disclosure-type format proposed disclosure for the critical accounting estimates section of MD&A related to this uncertainty. Also, please consider including the following:

   a. Include in this discussion the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve.

   b. The nature and extent of the information received from cedants related to policies, claims, unearned premiums and loss reserves;

   c. The time lag from when claims are reported cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

   d. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

   e. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

   f. What process management performs to determine the accuracy and completeness of the information received from the cedants;

   g. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

   h. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the pool and cedants.

        RESPONSE:
        --------
        We do not set our claim reserves for assumed reinsurance operations based upon information received from cedants. All reinsurance assumed by us is on policies developed, marketed, underwritten and serviced by our subsidiaries and, consequently, all information necessary to establish our loss reserves is generated and maintained in-house. Therefore, we do not believe that the additional disclosure that you have requested is material to an understanding of our critical accounting estimates.


 Ceding Commissions of the Personal Insurance Operations and Recognition of
 --------------------------------------------------------------------------
 Profit Sharing Commission Revenues of the Commercial Insurance Operation.
 -------------------------------------------------------------------------

 4. We note you provide a sensitivity analysis for your ceding commissions. Please tell us, in disclosure-type format, if the 0.5% changes reflect reasonably likely changes in the provisional loss ratio. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes in your provisional loss ratios and the effect that these changes would have on your ceding commission.

        RESPONSE:
        --------
        The sensitivity analysis is not intended and does not purport to reflect changes in the provisional loss ratio. As reflected in the tables, the provisional loss ratio is fixed by contract for each treaty period and does not vary. Rather, as indicated in the third sentence of the explanatory paragraph preceding each table, the sensitivity analysis is intended to illustrate the impact on commission income that would result from a change in our estimate of the ultimate loss ratio. In this regard, we believe that our current estimates of the ultimate loss ratios are reasonably likely to vary within the 0.5% range that is illustrated.


  Consolidated Financial Statements
  ---------------------------------

  Consolidated Balance Sheets
  ---------------------------

   5. Please explain to us why your deferred policy acquisition costs balance is higher than your unearned premiums balance as of December 31, 2004. In your response please also tell us how you are able to amortize the deferred acquisition costs in accordance with paragraph 29 of SFAS 60 given the fact the deferred acquisition costs are in excess of related the unearned premiums.

        RESPONSE:
        --------
        The deferred policy acquisition costs balance as of December 31, 2004 includes approximately $6.0 million of prepaid commission expenses from the production of commercial policies by Hallmark General Agency, Inc. for a third party insurance carrier, Clarendon National Insurance Company. The premiums on these policies were not retained or assumed by the Company and, therefore, the related unearned premiums were not reflected in the Company's balance sheet as of December 31, 2004. The commission revenue and expense related to these policies are deferred and recognized pro rata over the period covered by the underlying policies. We are currently retaining 100% of these policies and, therefore, reflecting the related unearned premiums on these policies in our balance sheet. The remaining balance of $1.5 million in deferred policy acquisition costs as of December 31, 2004 relates to expenses to produce non-standard automobile policies that were retained by the Company.
        This amount is 24.1% of the unearned premium balance of $6.2 million as of December 31, 2004, all of which relates to the retained non-standard automobile premiums.

        We have separated prepaid commissions on new business written and not retained in 2006 from deferred policy acquisition costs. We have classified this balance in other assets on our March 31, 2006 balance sheet. In future filings, we will report this balance as a separate caption on our balance sheet.

                          *     *     *     *     *

      In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact our Chief Accounting Officer, Jeffrey R. Passmore, or the undersigned at 817-348-1600.

                                    Very truly yours,

                                    /s/ Mark J. Morrison
                                    --------------------
                                    Mark J. Morrison
                                    President, Chief Operating Officer and
                                    Chief Financial Officer


 cc:  Mark E. Schwarz, Chief Executive Officer
      Jeffrey R. Passmore, Chief Accounting Officer
      Cecil R. Wise, General Counsel
      Steven D. Davidson, Esq.
      Anne M. Mascarenhas, CPA